FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED PUBLICLY-HELD COMPANY

CNPJ/MF Nº 47.508.411/0001-56

NIRE: 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 7, 2024

1.                                   DATE, TIME AND PLACE: On November 7, 2024, at 05:30 p.m., at the registered office of the Companhia Brasileira de Distribuição (“Company”), in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antonio, 3142, Jardim Paulista, CEP 01402-001.

2.                                   BOARD: Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio.

3.                                   CALL NOTICE AND ATTENDANCE: The meeting was convened in accordance with the first and second paragraphs of Article 14 of the Bylaws and Articles 7 and 8 of the Internal Regulation of the Board of Directors. All members of the Company's Board of Directors attended the meeting, namely Messrs. Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Philippe Alarcon, Marcelo Ribeiro Pimentel, Christophe José Hidalgo, Eleazar de Carvalho Filho, Márcia Nogueira de Mello, Rachel de Oliveira Maia and José Luis Gutierrez.

4.                                   AGENDA: To resolve on (i) the 20th issuance of simple, non-convertible, unsecured debentures, in three series (“Debentures” and “Issuance”, respectively), for public distribution, subject to registry with the Brazilian Securities and Exchange Commission (“CVM”) under the automatic registry procedure, pursuant to CVM Resolution No. 160 of July 13, 2022, as amended (“CVM Resolution 160”) (“Offer”), with the characteristics described below; and (ii) the delegation of powers to the Company’s Board of Executive Officers to perform all acts and adopt all measures necessary to document the Issuance subject to the above resolution.

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5.                                   RESOLUTIONS: Starting the work, the Directors considered the matters included in the Agenda and took the following decisions, unanimously and without reservations:

5.1.                              Carry out the 20th issuance of simple, non-convertible, unsecured debentures, in three series, for public distribution under the automatic registry procedure, in accordance with CVM Resolution 160, with the following characteristics:

(i)	Total Issuance Amount: up to one billion, three hundred and ninety million reais (R$1,390,000,000.00), on the Issuance Date (as defined below), subject to the result of the Bookbuilding Procedure (“Total Issuance Amount”), of which (i) three hundred and eighty million reais (R$380,000,000.00) corresponding to the Debentures of the first (1st) series (“Fist Series Total Amount” and “First Series Debentures”, respectively); (ii) up to seven hundred and sixty million reais (R$760,000,000.00) corresponding to the Debentures of the second (2nd) series (“Second Series Total Amount” and “Second Series Debentures”, respectively); and (iii) two hundred and fifty million reais (R$250,000,000.00) corresponding to the third (3rd) series Debentures (“Third Series Debentures” and, in conjunction with the First Series Debentures and the Second Series Debentures, the “Debentures”);

(ii)	Issuance Debentures: For all legal purposes, the issuance date of the Debentures shall be the date to be defined in the “Private Deed of the 20th (Twentieth) Issuance of Unsecured Simple Debentures, Non-Convertible into Shares, in Three Series, for Public Distribution, under the Automatic Distribution Registry Procedure, of Companhia Brasileira de Distribuição” (“Issuance Date” and “Issuance Deed”, respectively);

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(iii)	Issuance Number: The Issuance represents the Company’s twentieth (20th) debenture issuance;

(iv)	Unit Par Value: The First Series Debentures and the Second Series Debentures shall have a unit par value of one real (R$1.00), on the Issuance Date (“First Series Unit Par Value” and “Second Series Unit Par Value”, respectively), and the Third Series Debentures shall have a unit par value of one thousand reais (R$1,000.00), on the Issuance Date (“Third Series Unit Par Value” and, in conjunction with the First Series Unit Par Value and the Second Series Unit Par Value, the “Unit Par Value”);

(v)	Number of Debentures: up to one billion, one hundred and forty million, two hundred and fifty thousand (1,140,250,000) Debentures shall be issued, being (a) up to three hundred and eighty million (380,000,000) First Series Debentures, subject to the result of the Bookbuilding Procedure; (b) up to seven hundred and sixty million (760,000,000) Second Series Debentures, subject to the result of the Bookbuilding Procedure; and (c) two hundred and fifty thousand (250,000) Third Series Debentures;

(vi)	Series: The Issuance shall be carried out in three (3) series;

(vii)	Investment Intention Collection Procedure: An investment intention collection procedure will be adopted, organized by the Lead Underwriter, with or without reservation receipts, without minimum or maximum lots, pursuant to articles 61 and 62 of CVM Resolution 160, as well as the terms of the Distribution Agreement. Through this procedure, the Lead Underwriter will exclusively assess the demand of professional investors for the First Series Debentures and Second Series Debentures (“Bookbuilding Procedure”). The quantity of First Series Debentures and Second Series Debentures, as determined in the Bookbuilding Procedure, will be reflected through an amendment to the Issuance Deed, without the need for new corporate approval by the Company. Depending on the demand of professional investors in the Bookbuilding Procedure, the First Series and/or Second Series Debentures may not be issued;

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(viii)	Type: The Debentures shall be unsecured, in accordance with article 58 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”);

(ix)	Effective Term and Maturity Date: The maturity date of (a) the First Series Debentures shall be that defined in the Indenture, maturing on July 29, 2025 (“First Series Maturity Date”); (b) the Second Series Debentures shall be that defined in the Indenture, maturing on July 29, 2026 (“Second Series Maturity Date”); and (c) the Third Series Debentures shall be that defined in the Indenture, maturing on November 29, 2027 (“Third Series Maturity Date” and, in conjunction with the First Series Maturity Date and the Second Series Maturity Date, the “Maturity Date”), except for the cases of Optional Early Redemption, Early Redemption Offer, and Early Redemption of the Debentures;

(x)	Conversion and Type: The Debentures shall be issued in registered, book-entry form, without the issuance of certificates or guarantees and shall not be convertible into shares issued by the Company;

(xi)	Allocation of Proceeds: The net proceeds raised by the Company through the Offer shall be used for: (i) the prepayment of the first (1st) and second (2nd) series of Promissory Notes of the 5th Issue (as defined below), issued under the terms of the commercial promissory notes, as amended, by means of an offer for early redemption of the 5th Issuance Promissory Notes; and, in the event of a surplus, (ii) for general corporate purposes, such as increasing the Company’s working capital and extending its liabilities;

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(xii)	Repayment:

First Series Repayment: Without prejudice to the cases of Optional Early Redemption, Early Redemption Offer and Early Maturity of the Debentures, however the case may be, the balance of the Unit Par Value of the First Series Debentures shall be paid in full on the Maturity Date;

Second Series Repayment: Without prejudice to the cases of Optional Early Redemption, Early Redemption Offer and Early Maturity of the Debentures, however the case may be, the balance of the Unit Par Value of the Second Series Debentures shall be paid in full on the Maturity Date;

Third Series Repayment: Without prejudice to the cases of Optional Early Redemption, Early Redemption Offer and Early Maturity of the Debentures, however the case may be, the balance of the Unit Par Value of the Third Series Debentures shall be paid according to the dates and percentages indicated below (each, a “Third Series Amortization Payment Date” which is also referred to in conjunction with the Remuneration Payment Date, individually or separately, as “Payment Date”):

Installment	Repayment Date	Repaid Percentage of the Unit Par Value Balance
1	November 29, 2026	50,0000
2	Third Series Maturity Date (i.e November 29, 2027)	100,0000

(xiii)	Remuneration:

First Series Remuneration: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the First Series Debentures shall not be subject to adjustment for inflation. From the Date of First Subscription and Full Payment (as defined below) of the First Series Debentures, the First Series Debentures shall be entitled to a remuneration corresponding to one hundred percent (100%) of the accumulated variation of the average daily rates of the DI Interbank Deposits of one day, over extra group, based on two hundred and fifty-two (252) Business Days, calculated and disclosed daily by B3 S.A. – Brasil, Bolsa, Balcão, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), exponentially increased by a surcharge (spread) of point fifty-five percent (1.55%) per year, based on two hundred and fifty-two (252) Business Days, imposed on the Unit Par Value or on the balance of the Unit Par Value of the First Series Debentures, as applicable (“First Series Remuneration”);

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Second Series Remuneration: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Second Series Debentures shall not be subject to adjustment for inflation. As of the Date of First Subscription and Payment of the Second Series Debentures, the Second Series Debentures shall be entitled to a remuneration corresponding to one hundred percent (100%) of the accumulated variation of the DI Rate, exponentially increased by a surcharge (spread) of one point sixty-five percent (1.65%) per year, based on two hundred and fifty-two (252) Business Days, imposed on the Unit Par Value or on the balance of the Unit Par Value of the Second Series Debentures, however the case may be (“Second Series Remuneration”);

Third Series Remuneration: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Third Series Debentures shall not be subject to adjustment for inflation. As of the Date of First Subscription and Payment of the Third Series Debentures, the Third Series Debentures shall be entitled to a remuneration corresponding to one hundred percent (100%) of the accumulated variation of the DI Rate, exponentially increased by a surcharge (spread) of two point fifty percent (2.50%) per year, based on two hundred and fifty-two (252) Business Days, imposed on the Unit Par Value or on the balance of the Unit Par Value of the Third Series Debentures, however the case may be (“Third Series Remuneration” and in conjunction with the First Series Remuneration and the Second Series Remuneration, the “Remuneration”);

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(xiv)	Adjustment for Inflation: The Unit Par Value or the balance of the Unit Par Value, however the case may be, of the Debentures shall not be subject to adjustment for inflation;

(xv)	Remuneration Payment:

First Series Remuneration Payment: The Remuneration of the First Series Debentures shall be paid in full on the Maturity Date of the First Series (“First Series Debentures Remuneration Payment Date”);

Second Series Remuneration Payment: The Remuneration of the Second Series Debentures shall be paid in full on the Maturity Date of the Second Series (“Second Series Debentures Remuneration Payment Date”);

Third Series Remuneration Payment: The Remuneration of the Third Series Debentures shall be paid quarterly, from the Issuance Date, according to the table below (“Remuneration Payment Dates of the Third Series Debentures”, and in conjunction with the Remuneration Payment Dates of the First Series Debentures and the Remuneration Payment Dates of the Second Series Debentures, the “Remuneration Payment Dates”):

Remuneration Payment Dates Of Third Series Debentures
February 28, 2025
May 29, 2025
August 29, 2025
November 29, 2025
February 29, 2026
May 29, 2026
August 29, 2026
November 29, 2026
February 28, 2027
May 29, 2027
August 29, 2027
Third Series Maturity Date (i.e November 29, 2027)

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(xvi)	Distribution Plan: The Debentures shall be subject to public distribution, exclusively for professional investors, to be registered under the automatic distribution registry procedure with the CVM, pursuant to article 26, item V, item “a” of CVM Resolution 160, under a mixed system of firm guarantee and best placement efforts, with the intermediation of a financial institution responsible for the distribution of the Debentures (“Lead Underwriter”), in accordance with the terms set forth in the contracting agreement for the Lead Underwriter, to be entered into between the Lead Underwriter and the Company (“Distribution Agreement”);

(xvii)	Placement System: The Offer shall be carried out under a mixed system of firm guarantee and best placement efforts, with the firm guarantee being granted by the Lead Underwriter in relation to all of the Third Series Debentures;

(xviii)	Deposit for Distribution, Trading and Electronic Custody: The Debentures shall be deposited for (i) distribution in the primary market through the MDA – Asset Distribution Module, managed and operated by B3; and (ii) trading in the secondary market through CETIP21 – Marketable Securities, managed and operated by B3, with the negotiations being settled financially and the Debentures being held in electronic custody at B3;

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(xix)	Subscription Price and Payment Method: The Debentures shall be subscribed and paid in cash, in Brazilian reais, at the time of subscription, at Unit Par Value on the date of the first subscription and payment of the respective Debentures (“First Subscription and Payment Date”), in accordance with the settlement rules applicable to B3. Should any Debenture be paid in on a date other than and subsequent to the First Subscription and Payment Date, the payment shall consider the Unit Par Value plus the Remuneration of the respective series, calculated on a pro rata temporis basis, from the First Subscription and Payment Date until the date of the effective payment. The Debentures may be subscribed at a premium or discount, to be defined by the Lead Underwriter, provided that it is applied equally to the Debentures of the same series paid in on the same payment date. The application of the premium or discount shall be carried out based on objective market conditions, at the sole discretion and by mutual agreement between the Lead Underwriter, including, but not limited to: (a) change in the SELIC rate; (b) change in the remuneration of national treasury bonds; (c) change in the DI Rate, or (d) material change in the indicative rates for trading fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) published by ANBIMA;

(xx)	Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation;

(xxi)	Early Maturity: All obligations relating to the Debentures may be considered to have matured in advance by the trustee in the event of any of the early maturity events to be described in detail in the Issuance Deed;

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(xxii)	Optional Early Redemption: The First Series and Second Series Debentures may be redeemed at any time, at the Company’s discretion, by sending a notice to all Debenture holders, with a copy to the Trustee, or by publishing a notice to the Debenture holders ten (10) Business Days prior to the date of the event (“Early Redemption” or “Optional Early Redemption”), informing: (a) the date on which the Early Redemption shall be carried out, which shall be a Business Day; and (b) any other information deemed relevant to the Debenture holders. The Early Redemption may be carried out covering one of the series or both series, at the Company’s sole discretion. The Optional Early Redemption shall be permitted upon payment of the respective Unit Par Value or the balance of the Unit Par Value, however the case may be, plus: (i) the Remuneration of the respective series, calculated on a pro rata temporis basis from the Date of First Subscription and Full Payment or the last Remuneration Payment Date, however the case may be, until the date of the actual Optional Early Redemption, as well as fines and interest on arrears, if any; and (ii) a premium as described in the tables below, applicable per year, based on two hundred and fifty-two (252) Business Days, from the date of the actual Optional Early Redemption until the Maturity Date, on the Unit Par Value or on the balance of the Unit Par Value, however the case may be, plus the Remuneration, calculated according to the formula to be agreed upon in the Indenture:

Optional Early Redemption Premium for First Series Debentures
Issuance Date January 31, 2025 (exclusive)	It shall be the highest value between zero point thirty percent (0.30%) per year and zero point twenty percent (0.20%), flat
January 31, 2025 (inclusive) to the Maturity Date (exclusive)	It will be the highest value between zero point thirty percent (0.30%) per year and zero point eighteen percent (0.18%), flat

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Optional Early Redemption Premium for Second Series Debentures
Issuance Date (inclusive) to July 31, 2025 (exclusive)	Zero point thirty percent (0.30%) per year
July 31, 2025 (inclusive) to January 31, 2026 (exclusive)	It shall be the highest value between zero point thirty percent (0.30%) per year and zero point twenty percent (0.20%), flat
January 31, 2026 (inclusive) to the Maturity Date (exclusive)	It will be the highest value between zero point thirty percent (0.30%) per year and zero point eighteen percent (0.18%), flat

The Optional Early Redemption of the 3rd Series Debentures shall not be permitted.

(xxiii)	Extraordinary Optional Repayment: The Company may not carry out optional repayment of the Unit Par Value or the balance of the Unit Par Value of the Debentures;

(xxiv)	Optional Acquisition: The Company shall not be able to carry out the optional acquisition of Debentures;

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(xxv)	Early Redemption Offer: The Company may, at its sole discretion, at any time from the Issuance Date, make an offer for early redemption of all the First Series Debentures, the Second Series Debentures and/or the Third Series Debentures (“Early Redemption Offer”). The Early Redemption Offer proposed by the Company shall be addressed to all holders of Debentures belonging to the same series but may be addressed exclusively to one of the series, at the Company’s sole discretion. The Early Redemption Offer shall be addressed to all holders of the First Series Debentures, the Second Series Debentures and/or the Third Series Debentures, without distinction, ensuring equal conditions for all holders of Debentures of the same series to accept the early redemption of the Debentures held, in accordance with the terms and conditions to be set forth in the Issuance Deed; and

(xxvi)	Late Payment Charges: In the event of late payment by the Company of any amount due to the Debenture holders, any outstanding debts due and unpaid by the Company, from the date of default until the date of actual payment, shall be subject to, regardless of any notice, notification or judicial or extrajudicial summons, in addition to the Remuneration: (i) a conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest on arrears at the rate of one percent (1%) per month, both applicable to the amounts in arrears, except if the default occurs due to an operational issue caused by a third party and such issue is resolved within one (1) Business Day after the date of default (“Late Payment Charges”).

5.2.                              Early Redemption Offer for Promissory Notes of the Fifth Issuance: authorize the carrying out of an offer for early redemption of the promissory notes comprising the first (1st) series and the second (2nd) series of the Company’s 5th issuance (“5th Issuance Promissory Notes”), under the terms of the “Offer for Early Redemption” clause of the respective notes, without awarding a premium, under the terms of the optional offer notice for early redemption to be published by the Company (“Offer for Redemption of the 5th Series Promissory Notes”).

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5.3.                              Delegation of Powers to the Company’s Board of Executive Officers: authorize the Board of Executive Officers and other legal representatives of the Company to, on behalf of the Company, (i) hire financial institutions that are part of the securities distribution system to structure and coordinate the Offer; (ii) hire service providers for the Issuance, such as the trustee, settlement bank, bookkeeper, legal advisors, among others; (iii) negotiate and define all specific terms and conditions of the Issuance and the Offer that were not subject to approval at this Board of Directors’ Meeting; (iv) execute all documents, including, but not limited to, the Issuance Deed, the Debenture distribution agreement, as well as any amendments to such instruments; and (v) perform all acts necessary to carry out the Issuance, the Offer and the Redemption Offer for 5th Series Promissory Notes. All acts related to the Offer that have been previously performed by the Board of Executive Officers and other legal representatives of the Company are hereby ratified.

6.                                   CLOSING: There being no further business to discuss, the meeting was adjourned for the preparation of these minutes. The meeting was resumed, and these minutes were read, found to be in order, approved, and signed by all attending shareholders. São Paulo, November 7, 2024. Composition of the Board: Chairman – Mr. Renan Bergmann; Secretary – Mrs. Aline Pacheco Pelucio. Members of the Board of Directors: Messrs. Renan Bergmann, Ronaldo Iabrudi dos Santos Pereira, Philippe Alarcon, Marcelo Ribeiro Pimentel, Christophe José Hidalgo, Eleazar de Carvalho Filho, Márcia Nogueira de Mello, Rachel de Oliveira Maia and José Luis Gutierrez.

7.                                   CERTIFICATION: I certify that these minutes are a true copy of the minutes recorded in the Minutes Registry of the Company's Board of Directors' Meetings.

___________________________________ Aline Pacheco Pelucio Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 7, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.